

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2023

Davin Kazama
Chief Executive Officer
Pono Capital Three, Inc.
643 Ilalo St. #102
Honolulu, Hawaii 96813

> **Re: Pono Capital Three, Inc.**
> **Registration Statement on Form S-4**
> **Filed on September 13, 2023**
> **File No. 333-274502**

Dear Davin Kazama:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-4 filed on September 13, 2023

Impact of the Business Combination on Pono's Public Float, page 28

1. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

2. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution (including any convertible securities, such as public warrants retained by redeeming shareholders and private warrants), at each of the redemption levels detailed in your sensitivity analysis (i.e., minimum, maximum, and interim redemption levels), including any needed assumptions.

3. Please revise the heading of your second column to reflect 50% redemption.

Recommendation to Pono Shareholders, page 30

4. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Financial Position, page 44

5. We note that pro forma adjustment E reflects the fair value of the Forward Share Purchase Agreement. Considering the agreement appears to require the prepayment of an aggregate cash amount and additional "share consideration shares" payments, as noted on pages 120-121, please reflect such payments within your pro forma statement of financial position. Also reflect the impact of the FPA Funding Amount Subscription Agreement disclosed on page 121. To the extent that further adjustments result in a pro forma cash balance that is less than $5 million, clarify your disclosures to indicate whether or not such pro forma scenario violates the minimum cash balance requirement and explain the reasons supporting the determination.

Pono's ability to consummate an initial business combination may be adversely affected by economic uncertainty and volatility, page 65

6. We note your risk factor indicating that inflation could affect your ability to consummate a business combination. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your or Horizon's operations. In this regard, identify the types of inflationary pressures you or Horizon are facing and how your business has been affected.

Horizon is subject to cybersecurity risks to its operational systems, security systems, infrastructure, integrated software in its aircraft, page 74

7. We note on page 74 Horizon's risk factor describing security breaches and cybersecurity risks and risks of data loss due to security breaches as a material risk to Horizon's business. Since cybersecurity and cyber-attacks are a potential risk, please also disclose in this section the nature of the board's role in overseeing Horizon's cybersecurity risks, including in connection with the company's third party providers.

Forward Purchase Agreement, page 119

8. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the

business combination. Disclose if the SPAC's sponsors, directors, officers or their affiliates will participate in the private placement.

Sources and Uses for the Business Combination, page 120

9. We note your reference to footnote 4. However, there does not appear to be a footnote 4. Please advise or revise.

10. Please revise to quantify the cash payment to Horizon shareholders.

Background of he Business Combination, page 124

11. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals, size of PIPE, and minimum cash condition. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.

The Business Combination
United States Federal Income Tax Considerations, page 133

12. Please revise your disclosures here to more clearly state counsel's tax opinion on whether the SPAC Continuance will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel and identify counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use "should" rather than "will," but counsel providing the opinion must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

Information about Horizon, page 171

13. Please elaborate on your intellectual property. Please disclose the duration of your patents. See Item 101(h)(4)(vii) of Regulation S-K.

The History of Horizon Aircraft, page 173

14. Please revise to disclose that Horizon was previously a subsidiary of Astro Aerospace Ltd., a revoked public company.

Description of Securities of New Pono Capital, page 189

15. We understand the sponsor will receive additional securities pursuant to an antidilution adjustment for the company's additional financing activities. Please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

Index to Financial Statements, page F-1

16.   Please note the updating requirements of Rule 8-08 of Regulation S-X in regards to the financial statements of both Pono Capital Three, Inc. and Robinson Aircraft, ULC. Please similarly update the related financial information throughout the filing.

General

17.   It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

18.   We note that EF Hutton was an underwriter for the initial public offering of the SPAC. Please tell us, with a view to disclosure, whether you have received notice from EF Hutton about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to EF Hutton for the SPAC's initial public offering.

19.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

20.   Please expand your disclosure regarding the sponsor's ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

21.   We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

22.   Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

23.   We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Revise the disclosure to discuss the key terms of any

convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.

24. We note your disclosure on page 88 regarding "escrowed funds" to be used to purchase shares back from the investors in the FPA. Please quantify the "escrowed funds" to be used to purchase shares back from the investors.

25. We note your disclosure that the board considered the risk that Horizon may not achieve its financial forecast. Please revise to describe the projections provided to the board.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeff Gordon at 202-551-3866 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Peter Strand